UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

For Period Ended: September 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________________________________________________________

PART I - REGISTRANT INFORMATION

Pioneer Financial Services, Inc.

Full Name of Registrant

4700 Belleview Avenue, Suite 300

Address of Principal Executive Office (Street and Number)

Kansas City, Missouri 64112

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) |X|

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed period.

In connection with the acquisition by MidCountry Financial Corp. (“MCFC”) of 100% of the common stock of Pioneer Financial Industries, Inc. (“PFI”), the sole shareholder of Pioneer Financial Services, Inc. (“we”, “us”, “our” or the “Company”) and reorganization of the Company (collectively, the “Transaction”), MCFC required us to change auditors. Thus, we have three different registered public accounting firms providing audit opinions in connection with our financial statements and annual report on Form 10-K for the year ended September 30, 2007. Coordination of these firms (while all very cooperative) is very complicated and time consuming. This has resulted in additional time being required to complete our financial statements and annual report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contract in regard to this notification.

Laura Stack	(816) 448-2307
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

|X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A

PIONEER FINANCIAL SERVICES, INC.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 28, 2007

By:	/s/ Laura V. Stack
Laura V. Stack
Chief Financial Officer

Exhibit A

Our accounting for the Transaction follows the requirements of Staff Accounting Bulletin (“SAB”) 54, Topic 5-J, and Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” which require that purchase accounting treatment of the Transaction be “pushed down,” resulting in the adjustment of all of our net assets to their respective fair values as of the Transaction date. Although we continued as the same legal entity after the Transaction, the application of push down accounting represents the termination of the old accounting entity and the creation of a new one. As a result, our consolidated financial statements are presented for two periods:  Predecessor and Successor, which relate to the period preceding the Transaction and the period succeeding the Transaction, respectively.

Due to the complexities involved for SFAS No. 141, the utilization of an outside valuation firm and a reevaluation of our allowance for credit losses as a result of an increase in our net charge-off due, in part, to the more frequent and longer term deployments the military is experiencing, as well as other current economic conditions, there have been changes to our results of operations, statement of financial condition and statement of cash flows.

Unaudited statement of operations and financial conditions are as follows:

PIONEER FINANCIAL SERVICES, INC.

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2007 AND 2006

ASSETS
	Successor	Predecessor
	2007	2006

Cash and cash equivalents - non-restricted	$3,700,823	$1,597,707
Cash and cash equivalents - restricted	3,540,231	164,819
Investments - restricted	3,413,564	3,512,501
Investments - non-restricted	230,000	1,907,747

Net finance receivables	236,234,550	247,368,591

Furniture and equipment, net	747,342	3,050,218
Deferred income tax asset	—	5,182,499
Prepaid and other assets	6,083,591	4,231,138
Deferred acquisition costs	2,727,539	1,089,175
Goodwill	28,058,432	—
Intangibles - net	23,951,000	—

Total assets	$308,687,072	$268,104,395

LIABILITIES AND STOCKHOLDER’S EQUITY

Revolving credit line - banks	$15,463,000	$11,836,258
Revolving credit line - affiliate	—	1,448,764
Accounts payable	1,725,005	752,477
Accrued expenses and other liabilities	3,877,235	10,730,693
Amortizing term notes	168,928,850	170,533,423
Investment notes	36,073,502	33,792,723
Deferred income tax liability	1,048,092	—

Total liabilities	227,115,684	229,094,338

Stockholder’s equity:
Common stock, no par value; 1 share issued and
outstanding	82,394,200
Common stock, $100 par value; authorized 20,000
shares; issued and outstanding 17,136 shares		1,713,600
Retained (deficit) earnings	(822,812)	37,296,457

Total stockholder’s equity	81,571,388	39,010,057

Total liabilities and stockholder’s equity	$308,687,072	$268,104,395

PIONEER FINANCIAL SERVICES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Successor	Predecessor
	Period From	Period From
	June 1 – Sept 30	Oct 1 – May 31	Year Ended September 30,
	2007	2007	2006	2005

INTEREST INCOME:	$25,319,478	$53,170,947	$73,064,771	$63,228,438

INTEREST EXPENSE:	5,497,551	10,546,509	14,249,361	10,995,602

Net interest income before provision
for loan losses	19,821,927	42,624,438	58,815,410	52,232,836
Provision for (reversal of) loan losses	11,368,272	21,101,441	18,276,063	13,043,644
NET INTEREST INCOME	8,453,655	21,522,997	40,539,347	39,189,192

NONINTEREST INCOME:
Insurance premiums and commissions
earned, net	1,492,782	3,313,121	3,374,735	6,099,116
Other	1,779	1,120,964	1,201,625	18,967
Total noninterest income	1,494,561	4,434,085	4,576,360	6,118,083

NONINTEREST EXPENSE:
Compensation and benefits	179,139	11,596,665	17,988,586	18,557,352
Servicing fee paid to related party	8,676,418	—
Occupancy and equipment	103,925	2,807,135	4,302,536	3,723,280
Advertising	19,598	1,538,223	2,752,672	2,460,034
Professional and regulatory fees	86,773	1,445,539	2,391,343	3,490,613
Data processing	3,989	162,185	267,478	378,490
Amortization of intangibles	2,049,000	—
Other operating expenses	122,631	3,439,521	4,700,409	5,654,533
Total noninterest expense	11,241,473	20,989,268	32,403,024	34,264,302

(Loss) income before income taxes	(1,293,257)	4,967,814	12,712,683	11,042,973
(Benefit from) provision for income
taxes	(470,445)	1,932,729	4,613,899	3,875,000
Net (loss) income	$(822,812)	$3,035,085	$8,098,784	$7,167,973

Net income per share, basic and diluted	$(822,812)	$177.12	$472.62	$418.30